


06003469

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 2/28/06

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 24 2006

SEC FILE NUMBER
8 22911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CapitalQuest Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

105 Fifth Ave. S., Suite 300
(No. and Street)

Minneapolis   Minnesota   55401
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Darryl P. Ekstrom   (612) 604-0951
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jeffery J. Tempas, CPA
(Name – *if individual, state last, first, middle name*)

5951 S. Middlefield Rd, Suite 105, Littleton, CO 80123
(Address)   (City)   **PROCESSED** (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant   **MAR 28 2006**

    ☐ Public Accountant   **THOMSON**

    ☐ Accountant not resident in United States or any of its possessions.   **FINANCIAL**

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Darryl P. Ekstrom_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__CapitalQuest Securities, Inc._____ , as

of __December 31_____ , 20 __05___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____ OP Eh_____

Signature

BARBARA J GREGERSON
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2010

__Barbara J Gregerson__
Notary Public

President
_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C O N T E N T S

JEFFERY J. TEMPAS, CPA
5951 South Middlefield Road, Suite 105
Littleton, Colorado 80123
(303) 798-3991

INDEPENDENT AUDITOR'S REPORT

Board of Directors
CapitalQuest Securities, Inc.
Minneapolis, Minnesota

I have audited the accompanying statement of financial condition of CAPITALQUEST SECURITIES, INC. as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAPITALQUEST SECURITIES, INC. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 20, 2006

[1]

CAPITALQUEST SECURITIES, INC.

Statement of Financial Condition
December 31, 2005

ASSETS

Cash	$ 79,825
Non-marketable securities	825
Receivables from brokers or dealers	10,697
Receivable from affiliate	8,740
Other accounts receivable	13,215
Prepaid expense	32,666
Equipment, at cost, less accumulated depreciation of $947	1,059
	$ 147,027
	========

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable		$ 108
Commissions payable		18,343
Due to affiliate		1,637
		20,088
Liabilities subordinated to claims of general creditors (note 5)		25,000
Common stock - $1 par value (authorized - 25,000 shares; issued - 2,940 shares)	$ 2,940	
Additional paid-in capital	47,060	
Retained earnings	51,939	101,939
		$ 147,027
		========

See accompanying notes to financial statements.

[2]

CAPITALQUEST SECURITIES, INC.

Statement of Operations
Year Ended December 31, 2005

REVENUES	
Commissions	$ 667,652
Loss on expiration of warrants	(825)
	666,827
EXPENSES	
Commissions (note 4)	340,260
Professional fees	22,687
Regulatory fees	5,900
Interest	2,500
Depreciation	668
Office expense	16,716
Office supplies	941
Other operating expenses (note 4)	19,149
Rent expense	20,302
Administrative fee (note 4)	195,250
	624,373
NET INCOME	$ 42,454

See accompanying notes to financial statements.

[3]

CAPITALQUEST SECURITIES, INC.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2004	$ 2,940	$26,260	$ 9,485	$ 38,685
Capital contributions	-	20,800	-	20,800
Net income	-	-	42,454	42,454
Balances, December 31, 2005	$ 2,940	$47,060	$51,939	$101,939
	======	======	======	======

See accompanying notes to financial statements.

[4]

CAPITALQUEST SECURITIES, INC.

Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
Year Ended December 31, 2005

Balance, December 31, 2004 $ 25,000

Changes   -

Balance, December 31, 2005 $ 25,000
                                                                    =======

CAPITALQUEST SECURITIES, INC.

Statement of Cash Flows
Year Ended December 31, 2005

OPERATING ACTIVITIES
  Net income $ 42,454
  Adjustments to reconcile net loss to net cash
   used in operating activities:
    Depreciation   668
    Loss on expiration of warrants   825
    Increase in receivables from brokers or dealers   (10,697)
    Increase in receivable from affiliate   (8,740)
    Increase in other accounts receivable   (12,127)
    Increase in prepaid expense   (30,578)
    Decrease in accounts payable   (842)
    Increase in commissions payable   18,343
    Decrease in due to affiliate   (243)

      Net cash (used in) operating activities   (937)

FINANCING ACTIVITIES
  Capital contribution from shareholders   20,800

Net increase in cash   19,863
Cash at beginning of year   59,962

Cash at end of year $ 79,825
                                                              =======

Supplemental information:
  Interest paid during the year $ 2,500
                                                              =======

See accompanying notes to financial statements.

[6]

CAPITALQUEST SECURITIES, INC.

Notes to Financial Statements
December 31, 2005

1. Summary of Significant Accounting Policies

The Company is a securities broker-dealer. Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. Commission income and expense related to securities transactions executed but not settled was not significant.

Securities owned by the Company (Nasdaq warrants) are recorded at cost, which approximates market value.

The Company has elected to be treated as an S Corporation for income tax purposes. Therefore, there is no provision for income taxes.

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Exemption

The Company does not hold customer securities or perform custodial functions relating to customer accounts; and therefore is exempt from the possession and control requirements of Rule 15c3-3 under the provisions of Rule 15c3-3 Paragraph k(2)(i).

3. Net Capital Requirements

The Company is subject to the Securities and Exchange commission's uniform net capital rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2005, the Company had net capital of $75,176, which exceeded the minimum capital requirement by $70,176 and the ratio of aggregate indebtedness to net capital was .2672 to 1.

CAPITALQUEST SECURITIES, INC.

Notes to Financial Statements
(Continued)

4. Related Party Transactions

In June 2005, the former sole shareholder of the Company sold 49% of his shares to three individuals who are registered securities principals with the Company. During 2005, commissions paid to these minority shareholders totaled $215,987 which amount is included in Commissions in the accompanying Statement of Operations.

The Company currently leases office space from an entity affiliated with the three minority shareholders on a month to month basis. In addition, the Company pays a monthly fee to this same entity as reimbursement for shared administrative personnel. Total rent expense of $20,302 was charged to operations during 2005. Total charges for the administrative fee were $9,150 for 2005 and are included in Other Operating Expenses in the accompanying Statement of Operations.

In addition, during 2005, the Company paid an administrative fee of $195,250 to a company affiliated with the majority shareholder. During 2005, the Company also reimbursed $4,153 to this affiliated company for actual expenses incurred on behalf of the Company.

5. Liability Subordinated to Claims of General Creditors

Effective July 31, 2004 the Company entered into a subordinated loan agreement ('Agreement') under which the Company borrowed $25,000. Interest is due and payable quarterly at 10%. Repayment of the note balance is due July 31, 2007. The Agreement has been approved by the National Association of Securities Dealers, Inc. as a subordinated loan, and thus is available in the computation of net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with the minimum net capital requirements, it cannot be repaid.

CAPITALQUEST SECURITIES, INC.

Computation of Net Capital, Minimum Net Capital
Requirement, and Aggregate Indebtedness
December 31, 2005

NET CAPITAL

Stockholder's equity		$101,939
Add subordinated note payable		25,000
Total capital and allowable subordinated liability		126,939
Deductions:		
Non-marketable securities	$ 825	
Receivable from affiliate	8,740	
Other non-allowable receivables	8,473	
Prepaid expense	32,666	
Equipment, net	1,059	51,763
Net capital		$ 75,176
		=======

COMPUTATION OF MINIMUM NET CAPITAL REQUIREMENT

Minimum net capital required		$ 5,000
		=======
Excess net capital		$ 70,176
		=======

AGGREGATE INDEBTEDNESS

Accounts payable		$ 108
Commissions payable		18,343
Due to affiliate		1,637
Total aggregate indebtedness		$ 20,088
		=======
Ratio: Aggregate indebtedness to net capital		.2672 to 1
		==========

There were no material variances between this computation of net capital and
the Registrant's computation filed with Part IIA Form X-17A-5. Accordingly, no
reconciliation is necessary.

See accompanying notes to financial statements
and independent auditor's report - supplementary information.

[9]

JEFFERY J. TEMPAS, CPA
5951 South Middlefield Road, Suite 105
Littleton, Colorado 80123
(303) 798-3991

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL

Board of Directors and Shareholder
CapitalQuest Securities, Inc.
Minneapolis, Minnesota

In planning and performing my audit of the financial statements and supplementary information of CAPITALQUEST SECURITIES, INC. (the Company) for the year ended December 31, 2005, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

JEFFERY J. TEMPAS, CPA
5951 South Middlefield Road, Suite 105
Littleton, Colorado 80123
(303) 798-3991

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weaknesses is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

In addition, my review indicated that CAPITALQUEST SECURITIES, INC. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2005, and no facts came to my attention to indicate that such conditions had not been complied with during the period.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 20, 2006

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